SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2012

OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________to_______

Commission file number:  0-10967

A.	Full title of the plan and the address of the plan if different from that of the issuer named below
FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
First Midwest Bancorp, Inc. One Pierce Place Suite 1500, P. O. Box 459 Itasca, Illinois 60143-0459 Page 1 of 17 Pages Exhibit Index on Page 2

REQUIRED INFORMATION

Financial Statements

Items 1 - 3.

Omitted in accordance with Item 4.

Item 4.

The First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA are included herein:

•	Report of Independent Registered Public Accounting Firm
•	Statements of Net Assets Available for Benefits
•	Statements of Changes in Net Assets Available for Benefits
•	Notes to Financial Statements
•	Supplemental Schedule

Exhibits

Sequentially Numbered Page
Consent of Ernst & Young LLP	17

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2012 and 2011

With Report of Independent Registered Public Accounting Firm

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

FORM 11-K

Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

The Plan Administrator
First Midwest Bancorp, Inc. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Chicago, Illinois
June 27, 2013

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
Assets
Cash	$463,949	$1,667,712
Investments, at fair value	126,578,641	115,299,953
Receivables:
Employer contribution receivable	1,212,559	-
Dividends receivable	17,418	18,154
Notes receivable from participants	2,860,519	2,824,078
	4,090,496	2,842,232

Total assets	131,133,086	119,809,897

Liabilities
Excess contributions payable	-	-

Total liabilities	-	-
Net assets available for benefits	$131,133,086	$119,809,897

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2012	2011
Additions:
Investment income (loss):
Interest and dividends	$1,677,985	$1,699,568
Net realized and unrealized appreciation (depreciation) in fair value of investments	13,796,891	(3,665,952)
Total investment income (loss)	15,474,876	(1,966,384)
Interest income on notes receivable from participants	79,992	121,426
Contributions:
Employer contributions	2,625,322	2,525,430
Participant contributions	5,946,233	5,747,079
Total additions	24,126,423	6,427,551
Reductions:
Benefits paid and distributions to participants	12,666,861	8,358,903
Administrative expenses	136,373	122,614
Total reductions	12,803,234	8,481,517
Change in net assets available for benefits	11,323,189	(2,053,966)
Net assets available for benefits at beginning of year	119,809,897	121,863,863
Net assets available for benefits at end of year	$131,133,086	$119,809,897

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

(1)	DESCRIPTION OF THE PLAN

The following brief description of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the “Plan”) is provided for informational purposes. The Plan document provides more complete information about the Plan.

General - First Midwest Bancorp, Inc. (“FMBI” or the “Company”) established the Plan effective December 31, 1984. The Plan is a defined-contribution benefit plan covering substantially all full-time and part-time employees meeting certain age and length-of-service criteria. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions - The Company's contributions to the Plan included a matching contribution of $2.00 for each $1.00 of the first 2% of eligible participant compensation and an annual discretionary contribution of up to an additional 15% of eligible participant compensation. Matching contributions are made quarterly to participants employed on the last day of the quarter.  Discretionary contributions are made only to those employed on the last day of the Plan year and are based on the overall consolidated performance of the Company. Participants are fully vested in Company matching contributions immediately, while Company discretionary contributions vest over a period of six years.

An amendment was executed on November 16, 2012 to amend and restate the Plan retroactive to January 1, 2008, incorporating regulatory changes in connection with the determination letter filing.

Contributions by participants of up to 45% (15% for highly compensated employees) of eligible compensation are allowed on a tax-deferred and/or post-tax basis under the provisions of Internal Revenue Code (“the Code”) Section 401(k) and 402A, subject to certain limitations. Participant contributions and the related earnings thereon are fully vested.

Participants may direct their contributions as well as Company matching contributions and Company discretionary contributions to any of the investment options offered by the Plan, except the Employee Stock Ownership Plan (“ESOP”) Fund. Employees may not direct contributions or make transfers into the ESOP Fund.  The Company may make discretionary contributions into the ESOP Fund. Participants may elect to transfer all or a portion of their ESOP Fund account balance to other investment options offered by the Plan.  Participants may elect to have any cash dividends paid on the Company common stock held in the ESOP Fund paid in cash to the participant or reinvested in shares of Company common stock held in the ESOP Fund.

Common trust funds are maintained in the First Midwest Bank Wealth Management Daily Valuation Mutual Fund Division (“Daily Fund”). All other investments are held by the Charles Schwab Trust Company. The funds in the Plan are valued on a daily basis. Retirement Direct, LLC manages and maintains the record keeping for the Plan. The Plan enables participants to make changes to their Plan account on a daily basis (including the FMBI Stock Fund and ESOP Fund).

Company contributions are reduced by any forfeitures during the year. Forfeitures totaled $141,021 for 2012 and $68,469 for 2011.

Participants are entitled to receive the vested balance in their Plan accounts upon retirement, termination of employment, total disability or death, subject to the Plan's vesting provisions.

Payment of Benefits - Distributions of Daily Fund account balances are made in a single lump sum payment of cash only. Participants may elect to receive “in-kind” distributions of shares held in the FMBI Stock Fund and ESOP Fund. For terminated participants, the Plan requires automatic rollover of account balances between $1,000 and $5,000 into an Individual Retirement Account at First Midwest Bank, or payment to the participant for balances less than $1,000, where the participant has not elected a final distribution by 31 days after termination of participation.

Investment of Plan Assets - A Trust was established for the purpose of holding and investing Plan assets in accordance with the terms of the Trust Agreement between the Company and the First Midwest Bank Wealth Management Division (the “Trustee”), a subsidiary of the Company and a party-in-interest.

Participant Accounts – Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Administrative expenses are allocated on a pro rata basis to all participant accounts. The vested account balance represents benefits to which a participant is entitled in any given time.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 0 to 60 months. The loans are secured by the balance in the participant's account and bear interest at local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through biweekly payroll deductions. If a participant terminates employment with the Company, they may continue to make loan payments through a pre-authorized agreement. If the loan is not repaid in full within 90 days after termination, it will automatically default and be treated as a taxable distribution in that Plan year.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Recent Accounting Guidance – In April of 2011, the Financial Accounting Standards Board (“FASB”) issued guidance that clarifies the wording used to describe many of the requirements in GAAP for measuring fair value to be consistent with International Financial Reporting Standards (“IFRS”). In addition, the guidance expands certain disclosure requirements relating to fair value measurements. Specifically, the new guidance requires (i) quantitative information on significant unobservable inputs, (ii) a description of a Company’s valuation processes, (iii) a narrative description of the sensitivity of recurring Level 3 measurements to unobservable inputs, and (iv) the level in the fair value hierarchy of assets and liabilities that are not carried at fair value, but are required to be disclosed at fair value in the footnotes. This guidance is applied prospectively for interim and annual periods beginning after December 15, 2011. The new disclosures are included in Note 5, “Fair Value Measurements.” The adoption of this guidance on January 1, 2012 did not impact the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Notes Receivable from Participants – Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses was recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition – Investments held by the Plan are stated at fair value. Fair value is defined as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 Fair Value Measurements for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis and are accounted for using the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized and unrealized investment gains and losses on investments bought, sold, and held during the year.

Administrative Expenses - Administrative expenses of the Plan are paid from the Daily Fund, to the extent they are not paid by the Company.  Administrative expenses relating to participant loans totaling $136,373 and $122,614 were paid by the Plan for the years ended December 31, 2012 and 2011, respectively.

(3)	INVESTMENTS

The following table shows the appreciation (depreciation) in fair value of the Plan's investments (including investments bought, sold, and held during the year) during the years ended December 31, 2012 and 2011:

	Net Appreciation (Depreciation) in Fair Value During the Year Ended December 31,
	2012	2011

Common stocks	$4,364,727	$(2,299,342)
Mutual funds	5,143,074	(3,054,075)
Common trust funds	4,289,090	1,687,465
Net appreciation(depreciation) in fair value of investments	$13,796,891	$(3,665,952)

Dividends received by the Plan on FMBI common stock during 2012 and 2011 totaled $70,584 and $71,989, respectively.

As of December 31, 2012 and 2011, the Plan held the following investments that comprised 5% or more of the Plan's net assets available for benefits:

	Fair Value at December 31,
	2012	2011

First Midwest Employee Benefits Large Cap Equity Fund	$23,916,137	$22,985,328
First Midwest Bancorp, Inc. Common Stock	21,823,424	18,297,434
First Midwest Employee Benefits Fixed Income Fund	13,954,855	14,570,392
Dodge & Cox International Stock Fund	8,574,360	7,341,849
Vanguard Total Stock Market Index Signal	8,543,837	7,932,921
Schwab Retirement Money Fund	7,757,204	7,865,382
T Rowe Price Mid Capital Growth Fund	7,177,218	6,554,749

(4)	INCOME TAXES

The Plan received a determination letter from the IRS, dated August 30, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related Trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related Trust is tax exempt.

U.S. generally accepted accounting principles require Plan Management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not to be sustained upon examination by the IRS based on its technical merits. The Plan Administrator analyzed the tax positions taken by the Plan, and concluded that there are no uncertain positions taken as of December 31, 2012. The Plan recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(5)	FAIR VALUE MEASUREMENTS

Fair value represents the amount that would be received to sell an asset or paid to transfer a liability in its principal or most advantageous market in an orderly transaction between market participants at the measurement date. In accordance with fair value accounting guidance, the Plan measures and reports various types of assets and liabilities at fair value in the Statements of Net Assets Available for Benefits.

Depending on the nature of the asset or liability, the Plan uses various valuation methodologies and assumptions to estimate fair value. GAAP establishes a three-tiered fair value hierarchy based on the inputs used to measure fair value. The hierarchy is defined as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.
•
Level 2 – Observable inputs other than level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These inputs require significant management judgment or estimation, some of which use model-based techniques and may be internally developed.

Assets and liabilities are assigned to a level within the fair value hierarchy based on the lowest level of significant input used to measure fair value. Assets and liabilities may change levels within the fair value hierarchy due to market conditions or other circumstances. Those transfers are recognized on the date of the event that prompted the transfer. There were no transfers of assets or liabilities between levels of the fair value hierarchy during the periods presented.

Valuation Techniques and Inputs

The following describes the valuation techniques and inputs used for each major class of assets measured at fair value, including the general classification of the assets pursuant to the fair value hierarchy.

•	Common stocks are valued at the closing price reported on the active market on which the individual securities are traded and, therefore, are classified as level 1 in the fair value hierarchy.

•	Money market funds are valued at cost, which approximates fair value, and are classified as level 1 in the fair value hierarchy.

•
Mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at the end of the year and are classified as level 1 in the fair value hierarchy.

•
Common trust funds are valued at NAV on the last business day of the Plan's year end, provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding, and are classified as level 2 in the fair value hierarchy.

The following tables show the Plan’s assets carried at fair value by level within the fair value hierarchy.

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Money market funds	$7,758,470	$-	$-	$7,758,470
Mutual funds:
Short term bond	2,993,077	-	-	2,993,077
Intermediate government	3,608,600	-	-	3,608,600
Retirement income	4,376,742	-	-	4,376,742
High yield bond	5,164,425	-	-	5,164,425
Mid cap growth	7,177,218	-	-	7,177,218
Foreign large value	8,574,360	-	-	8,574,360
Large value	8,543,837	-	-	8,543,837
Small/mid cap blend	10,947,250	-	-	10,947,250
Common stocks	21,823,424	-	-	21,823,424
Common trust funds (a):
Small/mid U.S. equity	-	3,705,616	-	3,705,616
Balanced/asset allocation	-	4,034,630	-	4,034,630
Intermediate government/corporate bond fund	-	13,954,855	-	13,954,855
Large U.S. equity	-	23,916,137	-	23,916,137
Total assets at fair value	$80,967,403	$45,611,238	$-	$126,578,641

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Money market funds	$7,866,653	$-	$-	$7,866,653
Mutual funds:
Short term bond	2,631,821	-	-	2,631,821
Retirement income	3,668,810	-	-	3,668,810
Intermediate government	3,162,930	-	-	3,162,930
High yield bond	3,987,064	-	-	3,987,064
Mid cap growth	6,554,749	-	-	6,554,749
Large blend	7,932,921	-	-	7,932,921
Foreign large value	7,341,849	-	-	7,341,849
Small/mid cap blend	9,930,929	-	-	9,930,929
Common stocks	18,297,434	-	-	18,297,434
Common trust funds(a):
Small/mid U.S. equity	-	2,899,755	-	2,899,755
Balanced/asset allocation	-	3,469,318	-	3,469,318
Intermediate government/corporate bond fund	-	14,570,392	-	14,570,392
Large U.S. equity	-	22,985,328	-	22,985,328
Total assets at fair value	$71,375,160	$43,924,793	$-	$115,299,953

(a) This category includes common collective trust funds that are designed to deliver safety and stability by preserving principal and accumulated earnings. Funds include various equity and fixed-income investments. Industries represented include financial services, retail, technology, and government investments. On these investments there are currently no redemption restrictions.

(6)	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in Company contributions.

(7)	RECONCILIATION TO FORM 5500

The are no reconciling amounts between the net assets available for benefits per the financial statements and the Form 5500 as of  December 31, 2012 and 2011.

(8)	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(9)	RELATED PARTY TRANSACTIONS

The Plan holds units of common trust funds managed by the Trustee. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan received $70,584 and $71,989 in common stock dividends from the Company for the years ended 2012 and 2011, respectively.

(10) SUBSEQUENT EVENTS

The Board of Directors approved a resolution on May 14, 2013 to restate the Plan, effective January 1, 2014, to provide employer contributions on behalf of eligible employees for each plan year as follows:  (i) a safe harbor matching contribution equal to 100% of an eligible employee’s first 3% of before-tax contributions and 50% of the eligible employee’s next 2% of before-tax contributions, (ii) an automatic contribution equal to 2% of an eligible employee’s considered compensation, and (iii) for eligible employees who are participants in the First Midwest Bancorp Consolidated Pension Plan as of December 31, 2013, a retirement contribution for each of the 2014 and 2015 plan years equal to 2% of considered compensation for eligible employees age 40 to 49, 3% of considered compensation for eligible employees age 50 to 59, and 4% of considered compensation for eligible employees age 60 and older.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
(Plan 002:  36-3161078)

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

		c. Description
a. (Note)	b. Identity of Issue	Maturity Date	Interest Rate	Number of Shares or Units	e. Current Value

	Money Market Funds
	Schwab Retirement Advantage Money Fund			1,266	$1,266
	Schwab Retirement Money Fund			7,757,204	7,757,204
					7,758,470
	Common Stock
*	First Midwest Bancorp, Inc.			1,743,085	21,823,424
	Common Trust Funds

*	First Midwest Employee Benefits Large Cap Equity Fund			688,502	23,916,137

*	First Midwest Employee Benefits Fixed Income Fund			493,162	13,954,855

*	First Midwest Employee Benefits GEMS Fund			287,725	4,034,630

*	First Midwest Employee Benefits Mid Cap Equity Fund			108,109	2,462,498

*	First Midwest Employee Benefits Small Cap Equity Fund			72,523	1,243,118
					45,611,238
	Mutual Funds
	Vanguard Total Stock Market Index Signal			248,295	8,543,837
	Vanguard Small Cap Admiral Fund			162,635	5,679,225
	Federated Institutional High Yield Bond			506,813	5,164,425
	Vanguard Short Term			276,369	2,993,077
	T Rowe Price Retirement			21,834	304,583
	T Rowe Price Retirement 2010			9,844	162,128
	T Rowe Price Retirement 2020			95,763	1,712,250
	T Rowe Price Retirement 2030			52,715	997,366
	T Rowe Price Retirement 2040			62,882	1,200,415
	T Rowe Price Mid Capital Growth Fund			127,098	7,177,218
	Dodge & Cox International Stock Fund			247,528	8,574,360
	Vanguard Index Mid Cap Index Signal			163,705	5,268,025
	Vanguard GNMA Admiral Fund			330,761	3,608,600
					51,385,509

*	Loans to Participants	Various	4%-8%		2,860,519
					$ 129,439,160

NOTE: An asterisk in column a. denotes an investment in an entity which is a “party-in-interest” as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: June 27, 2013
FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

/s/ Paul F. Clemens
Paul F. Clemens
Executive Vice President, Chief Financial Officer,
and Principal Accounting Officer of
First Midwest Bancorp, Inc.